Exhibit 107

Calculation of Filing Fee Tables

Schedule 13E-3

(Form Type)

DADA NEXUS LIMITED

(Name of the Issuer and Name of Person Filing Statement)

Table 1 – Transaction Value

	Transaction Valuation		Fee Rate		Amount of Filing Fee
Fees to Be Paid	$190,327,330.00	(1)	$0.0001531	(2)	$29,139.11	(2)
Fees Previously Paid	—				—
Total Transaction Valuation	$190,327,330.00
Total Fees Due for Filing					$29,139.11
Total Fees Previously Paid					—
Total Fee Offsets					—
Net Fee Due					$29,139.11

(1)	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$0.5 for 379,803,308 issued and outstanding ordinary shares of the issuer (including shares represented by ADSs) subject to the transaction, and (b) the product of 851,352 ordinary shares underlying the unvested restricted share units of the issuer subject to the transaction multiplied by US$0.5 per share ((a) and (b) together, the “Transaction Valuation”). We assigned zero value to the outstanding options of the issuer because the exercise price per ordinary share of all the outstanding options are greater than the per share merger consideration of US$0.5 and as a result all of the outstanding options will be cancelled without any cash payment being made in respect thereof. Any Company RSUs to the extent vested have already been converted into Shares and the value of which have already been included in the foregoing sub-paragraph (a) and therefore will not be separately provided here.

(2)	The amount of the filing fee calculated in accordance with the Exchange Act equals US$153.10 for each US$1,000,000 of transaction value. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act.